Exhibit 99.1

Sundial Provides Update on Senior Lender Discussions

CALGARY, May 12, 2020 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") announced that the Company's senior lenders are assessing potential terms for a credit agreement amendment, including covenant amendments, that would improve the Company's flexibility under its covenants. As previously announced, the Company received waivers and agreements related to defaults under its existing credit agreements on March 30, 2020 subject to completion of certain defined milestones by April 15, 2020. The deadline for those milestones was subsequently extended to April 30, 2020 and, then again to May 11, 2020. Those waivers and agreements expired May 11, 2020; however, the Company's senior lenders have indicated that they do not intend to issue a notice of default at this time while in active discussions with respect to the contemplated credit agreement amendment.

In addition, the Company is in advanced stages of discussions for the potential sale of its Bridge Farm assets and restructuring of the related credit facility.

There is no guarantee that we will be able to consummate a sale of the Bridge Farm assets or a restructuring of the related credit facility. Furthermore, there is no guarantee that our senior lenders will agree to the contemplated credit agreement amendments, will grant additional waivers under the credit agreements or will refrain from issuing notices of default. Any failure or delay in completing these transactions or any acceleration of our outstanding debt would have a significant negative impact on the Company's liquidity and further impact the Company's ability to operate as a going concern. In such a case, the Company would look to alternative sources of financing, delay capital expenditures and/or evaluate potential asset sales, and potentially could be forced to curtail or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL". Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 470,000 square feet of total space. In the United Kingdom, we grow traceable plants, including hemp, ornamental flowers and edible herbs within 1.75 million square feet of environmentally friendly facilities.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement

This news release includes certain statements and information that constitute forward-looking information within the meaning of applicable securities laws. All statements in this news release, other than statements of historical facts, including statements with respect to the planned restructuring of the Company's credit facilities, the completion of any transactions involving Bridge Farm, the Company's senior lenders continuing to not exercise available rights and remedies, and possible future financings are forward-looking statements.

Forward-looking statements or information relate to future events and future performance and include statements regarding the expectations and beliefs of management.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "potential", "is expected", "anticipated", "is targeted", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: failure to complete the credit facility restructuring, the state of financial markets, regulatory approval, requirements for additional capital; interest rates; the global economy; the speculative nature of production activities; periodic interruptions to production, labor disputes; supply problems; uncertainty of production and cost estimates; changes in project parameters as plans continue to be refined; volatility of the market price of the Company's common shares; insurance; competition; currency fluctuations; loss of key employees; other risks of the cannabis industry as well as those factors discussed in the section entitled "Risk Factors" in the Company's Annual Report on Form 20-F dated March 30, 2020. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the United states. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that could cause results not to be as anticipated, estimated or intended.

The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 17:35e 12-MAY-20